SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

   ___________________________________________________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)

                  MDL INFORMATION SYSTEMS, INC.
                        (Name of Issuer)

                  Common Stock, par value $.01
                 (Title of Class of Securities)

                           55267R-10-2
                         (CUSIP Number)

                       William C. Ughetta
                     Senior Vice President &
                         General Counsel
                      Corning Incorporated
                      One Riverfront Plaza
                       Corning, NY  14831
                   Telephone:  (607) 974-9000
             (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and
                         Communications)


                        December 26, 1995
     (Date of Event which Requires Filing of this Statement)

  ____________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __________.

Check the following box if a fee is being paid with this statement ________.

                              PAGE 1 OF 7 PAGES

CUSIP No. 55267R-10-2

(1)  Name of Reporting Person
     S. S. or I.R.S. Identification No. of Above Person

     Corning Incorporated
     I.R.S. Identification No.:  16-0393470

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

___  (a)  ___________________________________________________

___  (b)  ___________________________________________________
          ___________________________________________________

(3)  SEC Use Only ___________________________________________
     ________________________________________________________

(4)  Source of Funds (See Instructions): ____________________
     ________________________________________________________

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to item 2(d) or 2(e)
     ________________________________________________________

(6)  Citizenship or Place of Organization: __New York________
     ________________________________________________________


____________
 Number of          (7) Sole Voting Power _______488,000_____
  Shares                _____________________________________
Beneficially        (8) Shared Voting Power_______0__________
 Owned by               _____________________________________
   Each             (9) Sole Dispositive Power __488,000_____
 Reporting              _____________________________________
  Person           (10) Shared Dispositive Power _0__________
   With                 _____________________________________
____________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     ____488,000____________shares of Common Stock_______________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) __________________________________
     ____________________________________________________________

(13) Percent of Class Represented by Amount in Row (11) _________
     ___________________Approximately 5.8%_______________________

(14) Type of Reporting Person (See Instructions) ____CO__________


          This statement is the second amendment to the statement on Schedule 13D filed on November 30, 1993 with the Securities and Exchange Commission by Corning Incorporated in connection with its beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock") of MDL Information Systems, Inc. (the "Issuer").

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended by deleting the material therein and substituting the following new material:

          (a) Corning, for purposes of the federal securities laws, is presently the beneficial owner of 488,000 shares of the Common Stock of the Issuer having sold 192,000 shares on the open market on December 26, 1995. To the best knowledge of Corning, none of the persons listed in Schedule I beneficially owned on the date hereof any shares of the Issuer's Common Stock. Based on the number of shares of the Issuer's Common Stock outstanding as of December 26, 1995, (8,350,000, according to the Issuer), 488,000 shares of the Issuer's Common Stock constitutes approximately 5.8% of the outstanding shares of the Issuer's Common Stock.

          (b) Corning has the sole power to vote and to dispose of the shares of the Issuer's Common Stock set forth in Paragraph (a) above.

          (c) Except as set forth in paragraph (a) above, no transactions in the Common Stock of the Issuer were effected during the past 60 days by Corning or, to the best of the knowledge of Corning, any of the persons listed on Schedule I hereto.

     (d)  None

     (e)  Not applicable.

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CORNING INCORPORATED


Date:  January 4, 1996             By ___________________________
                                   Name:  M. Ann Gosnell
                                   Title: Assistant Secretary





                         PAGE 4 OF 7 PAGES

                                        SCHEDULE I


           DIRECTORS AND EXECUTIVE OFFICERS OF CORNING

          The following table sets forth the name and business address and principal occupation or employment of each director and executive officer of Corning serving as such on December 22, 1995. Unless otherwise specified, the business address of each such person is Riverfront Plaza, Corning, New York 14831. Each occupation set forth opposite an individual's name, unless otherwise indicated, refers to employment with Corning. Other than H. Onno Ruding (who is a citizen of The Netherlands) each person is a citizen of the United States of America.

Name and Title                     Principal Occupation

James R. Houghton                  Chairman of the Board and
(Chairman of the Board and         Chief Executive Officer
Chief Executive Officer)

Roger G. Ackerman                  President,
(President,                        Chief Operating Officer and
Chief Operating Officer and        Director
Director)

Van C. Campbell                    Vice Chairman
(Vice Chairman and Director)       and Director

Dr. David A. Duke                  Vice Chairman
(Vice Chairman and director)       and Director

Kenneth W. Freeman                 President and Chief Executive
President and Chief Executive      Officer of Corning Clinical
Officer of Corning Clinical        Laboratories, Inc.
Laboratories, Inc.                 One Malcolm Avenue
                                   Teterboro, NJ  07608

Norman E. Garrity                  Executive Vice President
(Executive Vice President)

John W. Loose                      Executive Vice President
(Executive Vice President)

James M. Ramich                    Executive Vice President
(Executive Vice President)

Jan H. Suwinski                    Executive Vice President
(Executive Vice President)

Peter Booth                        Senior Vice President
(Senior Vice President)

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

Robert L. Ecklin                   Senior Vice President
(Senior Vice President)

Robert C. Forrest                  Senior Vice President
(Senior Vice President)

Sandra L. Helton                   Senior Vice President and
(Senior Vice President and         Treasurer
Treasurer)

William C. Ughetta                 Senior Vice President and
(Senior Vice President             General Counsel
and General Counsel)

Larry Aiello, Jr.                  Vice President and Controller
(Vice President and
Controller)

A. John Peck, Jr.                  Secretary
(Secretary)

Katherine A. Asbeck                Assistant Controller and
(Assistant Controller and          Chief Accounting Officer
Chief Accounting Officer)

Robert Barker                      Director, Center for the
(Director)                         Environment
                                   Cornell University

                                   295 Sudden Valley
                                   Bellingham, WA  98226

Mary L. Bundy                      Clinical Social Worker
(Director)                         170 East 79th Street
                                   New York, NY  10021-0436

Lawrence S. Eagleburger            Baker, Donelson, Bearman &
(Director)                         Caldwell
                                   801 Pennsylvania Avenue, NW
                                   Suite 800
                                   Washington, DC  20004

John H. Foster                     NovaCare, Inc.
(Director)                         1016 W. Ninth Avenue
                                   King of Prussia, PA  19406

Gordon Gund                        President and Chief Executive
(Director)                         Officer, Gund Investment
                                   Corporation
                                   14 Nassau Street
                                   P. O. Box 449
                                   Princeton, NJ  08542-0449

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

John M. Hennessy                   President and Group Chief
(Director)                         Executive Officer
                                   CS First Boston Group, Inc.
                                   Park Avenue Plaza
                                   New York, NY  10055

Vernon E. Jordan, Jr., Esq.        Akin, Gump, Strauss, Hauer &
(Director)                         Feld
                                   1333 New Hampshire Avenue, NW
                                   Suite 400
                                   Washington, DC  20036

James W. Kinnear                   Retired President and Chief
(Director)     `                   Executive Officer, Texaco Inc.
                                   10 Stamford Forum
                                   P. O. Box 120
                                   Stamford, CT  06904

James J. O'Connor                  Chairman of the Board and
(Director)                         Chief Executive Officer,
                                   Unicom Corporation
                                   One First National Plaza
                                   P. O. Box 767
                                   Chicago, IL  60690

Catherine A. Rein                  Executive Vice President
(Director)                         Metropolitan Life Insurance
                                   Company
                                   One Madison Avenue
                                   New York, NY  10010

Dr. Henry Rosovsky                 Professor
(Director)                         Littauer Center 218
                                   Harvard University
                                   Cambridge, MA  02138

Dr. H. Onno Ruding                 Vice Chairman
(Director)                         Citicorp
                                   399 Park Avenue
                                   New York, NY  10043

William D. Smithburg               Chairman and Chief Executive
(Director)                         Officer, The Quaker Oats
                                   Company
                                   321 N. Clark Street
                                   Quaker Tower
                                   Chicago, IL  60610

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